UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview and Operating and Financial Review for the six months ended June 30, 2016 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the six months ended June 30, 2016.

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

101	The following financial information of Golar LNG Limited formatted in Extensible Business Reporting Language (XBRL):
i. Unaudited Consolidated Statements of Income for the six months ended June 30, 2016 and 2015;
ii. Unaudited Consolidated Statements of Comprehensive Income for the six months ended June 30, 2016 and 2015;
iii. Unaudited Consolidated Balance Sheets as of June 30, 2016 and December 31, 2015;
iv. Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015;
v. Unaudited Consolidated Statements of Changes in Equity for the six months ended June 30, 2016 and 2015; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-196992), which was filed with the U.S. Securities and Exchange Commission on June 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: November 10, 2016	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions or our joint ventures on acceptable terms or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•
the failure of West Africa Gas Limited ("WAGL") to commence its time charter for the Golar Tundra or any action by Golar LNG Partners LP (“Golar Partners” or “the Partnership”), to exercise its related put option;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners, Golar Power Limited, or Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or OneLNG S.A;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or GoFLNG, and our joint ventures;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F/A.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2016 and 2015. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. References to “Golar Partners” or the “Partnership” refer to Golar LNG Partners LP and to any one or more of its direct and indirect subsidiaries. References to “Golar Power” refer to Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to “OneLNG” refer to OneLNG S.A. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F/A for the year ended December 31, 2015, which was filed with the Commission on November 10, 2016.

Overview

We are a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs and the development of LNG projects, such as FLNGs, through our subsidiaries and affiliates.

As of November 10, 2016, we, together with our affiliates Golar Partners and Golar Power have a combined fleet of 26 vessels, comprised of 19 LNG carriers and seven FSRUs. Of these vessels, the Hilli is currently undergoing conversion to a FLNG, four vessels are in lay-up, including the Gimi and the Gandria, which are scheduled for conversion to FLNGs, the Golar Tundra is awaiting commencement of a long-term charter, and the remaining vessels are either on fixed or spot charters, including ten LNG carriers participating in the LNG carrier pool, the Cool Pool, or are available for employment. In addition, our affiliate Golar Power has one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery in the fourth quarter of 2017.

Our vessels provide, or have provided, LNG shipping, storage and regasification services to leading players in the LNG industry including BG Group plc, Eni S.p.A, Petrobras Brasileiro S.A., Dubai Supply Authority, PT Pertamina (Pesero), Nigeria LNG Ltd and many others.

Our business is focused primarily on providing reliable, safe and cost efficient LNG shipping and FSRU operations. We are seeking to further develop our business in other midstream areas of the LNG supply chain with particular emphasis on innovative floating liquefaction solutions and power generation through the use of LNG as fuel.

Recent Developments

Since July 1, 2016, the significant developments that have occurred are as follows:

Restatement of comparative period for the six months ended June 30, 2015
As further described in note 35 to the consolidated financial statements in our recently filed annual report on form 20-F/A for the year ended December 31, 2015, as filed on November 10, 2016, we restated our consolidated financial statements to account for the various investments in Golar Partners since the deconsolidation date of December 13, 2012, as equity accounted for investments. The change in accounting for our investment in Golar Partners does not affect the market value of our investment, our cash flows, our covenant compliance or our liquidity. Accordingly, the comparative for the six month period ended June 30, 2015, has also been restated within these interim financial statements.
These interim financial statements should be read in conjunction with the company's restated audited financial statements for the year ended December 31, 2015 included in the Form 20-F/A.

Joint ventures

In June 2016, we entered into certain agreements forming a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). The joint venture company, Golar Power Limited ("Golar Power"), offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

The transaction closed in July 2016. At closing, Stonepeak acquired from us its 50% interest in Golar Power’s ordinary shares for $116 million and subscribed to $100 million of Golar Power’s preference shares. Golar Power’s initial asset base includes the $100 million invested by Stonepeak in connection with its purchase of preference shares, a 25% interest in Centrals Electricas de Sergipe S.A. ("CELSE"), a Brazilian corporation, which was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515.6 megawatts located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil, or the Sergipe project, FSRU newbuilding that is currently being constructed at Samsung shipyard, and our former subsidiaries that own two modern 160,000 cbm trifuel LNG carriers, the Golar Penguin and the Golar Celsius, suited for conversion to FSRUs.

In October 2016, Golar Power approved taking a Final Investment Decision, or FID, on the Sergipe project thereby enabling CELSE to enter into a lump-sum turn key EPC agreement with General Electric to build, maintain and operate the above described power plant in Brazil. In addition, Golar Power has also recently increased its ownership in the Sergipe project from 25% to 50% by acquiring additional interests in CELSE.

On July 25, 2016, we entered into a Joint Venture and Shareholders’ Agreement with Schlumberger B.V. ("Schlumberger"), a subsidiary of Schlumberger Group, in connection with the formation of a joint venture, OneLNG, which is intended to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. OneLNG will be the exclusive vehicle for all projects that involve the conversion of natural gas to LNG and can utilize both Schlumberger's production management services and Golar's FLNG expertise. Golar holds 51% and Schlumberger the remaining 49% of the shares in OneLNG; however the control and management of OneLNG is shared in accordance with the terms of the Joint Venture and Shareholders’ Agreement.

OneLNG was established with $20 million in working capital that was contributed in proportion to each shareholder's ownership. Both parties have agreed that once a project suitable for OneLNG reaches final investment decision, both parties will be required to contribute a further $250 million each in new equity. Subsequently, the parties will, on a project-by-project basis, discuss additional debt capital as required.

Both Golar and Schlumberger have agreed that any new FLNG business development will be initiated by OneLNG. If the Board of OneLNG chooses not to proceed with an identified project, Golar or Schlumberger are free to pursue the project independently.

Financings

On September 27, 2016 and October 21, 2016 we drew down an additional $50 million on each of the respective dates in connection with the GoFLNG Hilli facility entered into in September 2015. To date we have drawn down $250 million under this facility.

On September 30, 2016, our project partner on the Hilli FLNG Project received notice from the bank, which issued the letter of credit in accordance with the signed Perenco Tolling Agreement, notifying that the letter of credit is to expire on December 31, 2016. Together with the bank, we are progressing work streams to facilitate re-issuance of the letter of credit prior to its expiry. As of October 17, 2016, we received a written commitment from the bank allowing re-issuance of the letter of credit subject to certain conditions, in relation to our strategy for refinancing our convertible bonds.

Dividends

In August 2016, we declared a dividend of $0.05 per share in respect of the quarter ended June 30, 2016 to holders of record on September 14, 2016, which was paid on or about October 3, 2016.

IDR reset

On October 14, 2016, we entered into an agreement with Golar Partners to exchange all of the existing incentive distribution rights ("Old IDRs") for the issuance of (i) a new class of incentive distributions rights ("New IDRs"), an aggregate of 2,994,364 common units and 61,109 general partner units on the closing date of the exchange and; (ii) an aggregate of up to 748,592 additional common units and up to 15,278 general partner units ("Earn-Out Units") that may be issued subject to certain conditions. The Earn-Out Units represent an aggregate of 20% of the total units to be issued in connection with the transaction. The number of Earn-Out Units that will be issued is dependent on the distributions made by Golar Partners for the quarters ending December 31, 2016 through to September 30, 2018. The new IDRs provide for distribution "splits" between the IDR holders and the holders of common units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels before distributions are payable with respect to the New IDRs, including an increase of the minimum quarterly distributions from $0.3850 to $0.5775 per common unit, effective with respect to the distribution for the quarter ended December 31, 2016.

Fortuna Project

In November 2016 OneLNGSM and Ophir Holdings & Ventures Ltd., or Ophir, signed a shareholders agreement to establish a joint operating company, or JOC, to develop a 2.6 trillion cubic feet gas concession offshore Equatorial Guinea. Subject to Final Investment Decision ("FID") the JOC, 66.2% owned by OneLNG and 33.8% by Ophir, is expected to own Ophir’s share of Equatorial Guinea’s Block R license, equivalent to approximately 2.2-2.5 million tons per annum of LNG over 15-20 years, and the FLNG vessel Gandria. As well as owning these assets the JOC will facilitate the financing, construction, development and operation of both the upstream and midstream components of this integrated project which is expected to cost $2 billion to reach first gas. A FID, expected within the first half of 2017, is subject to agreement of final terms and execution of documentation for around $1.2 billion of project debt financing, approval by the shareholders of Ophir Energy plc and approval by the government of Equatorial Guinea. Subject to FID, first gas is expected to be produced from the gas concession during the first half of 2020.

Operating and Financial Review

Six Month Period Ended June 30, 2016 Compared with the Six Month Period Ended June 30, 2015

Vessels operations segment

	Six months ended June 30,
(in thousands of $, except average daily TCE)	2016	2015	Change	% Change
		Restated
Operating revenues (including revenue from collaborative arrangement)	34,927	52,302	(17,375)	(33)%
Vessel operating expenses	(29,637)	(29,338)	(299)	1%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(23,278)	(45,131)	21,853	(48)%
Administrative expenses	(19,141)	(14,123)	(5,018)	36%
Depreciation and amortization	(39,149)	(35,815)	(3,334)	9%
Impairment of long-term assets	(1,706)	—	(1,706)	100%
Gain on disposals to Golar Partners	—	103,540	(103,540)	(100)%
Loss on disposal of vessel held-for-sale	—	(5,824)	5,824	(100)%
Impairment of vessel held-for-sale	—	(1,032)	1,032	(100)%
Interest income	1,091	3,910	(2,819)	(72)%
Interest expense	(19,353)	(34,669)	15,316	(44)%
Other financial items, net	(56,351)	18,851	(75,202)	(399)%
Income taxes	1,285	1,803	(518)	(29)%
Equity in net (losses) earnings of affiliates	(5,563)	40,171	(45,734)	(114)%
Net (loss) income	(156,875)	54,645	(211,520)	(387)%
Net (loss) attributable to non-controlling interests	(12,229)	(5,035)	(7,194)	143%
Net (loss) income attributable to Golar LNG Ltd	(169,104)	49,610	(218,714)	(441)%
Average Daily TCE (1) (to the closest $100)	8,600	14,700	(6,100)	(41)%

(1)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues decreased by $17.4 million to $34.9 million for the six months ended June 30, 2016 compared to $52.3 million for the same period in 2015. This was principally due to:

•
a decrease of $4.3 million in revenue from the Golar Arctic as she was mostly off-hire during the first quarter of 2016 prior to the commencement of her two year floating storage unit charter on March 23, 2016 with New Fortress Energy in Jamaica;

•	a decrease of $1.4 million from the Golar Eskimo relating to revenue earned prior to her disposal to Golar Partners in January 2015;

•
a decrease of $9.7 million in revenue from the Golar Crystal and Golar Frost following the conclusion of their charters with Nigeria LNG in March 2016 and their subsequent entry into the Cool Pool; and

•
a decrease of $1.7 million in management fee income to $4.8 million from the provision of services to Golar Partners under our management and administrative services and fleet management agreements compared to $6.5 million for the same period in 2015.

Vessel operating expenses: Vessel operating expenses increased by $0.3 million to $29.6 million for the six months ended June 30, 2016, compared to $29.3 million for the same period in 2015, primarily due to an additional $3.0 million of operating costs in relation to the Golar Tundra, which was delivered in November 2015. This was partially offset by:

•
a decrease of $2.2 million in management fee costs due to our bringing in-house the technical operations of Golar Management Norway AS in connection with our acquisition of the remaining 40% interest in it in September 2015;

•	a decrease of $0.4 million from Golar Eskimo in connection with her disposal to Golar Partners in January 2015; and

•	lower operating costs from our vessels in lay-up, namely the Hilli, the Gimi, the Gandria and the Golar Viking.

As a result of lower revenue and higher voyage expenses incurred by most of our vessels within the period, we had a lower daily time charter equivalent, or TCE, for the six months ended June 30, 2016 of $8,600 compared to $14,700 for the same period in 2015. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $21.9 million to $23.3 million for the six months ended June 30, 2016 compared to $45.1 million for the same period in 2015 was primarily due to:

•
a decrease of $13.8 million in charterhire expense relating to the charter-back of the Golar Eskimo from Golar Partners. The charter-back arrangement with Golar Partners was in connection with the disposal of the Golar Eskimo in January 2015, with the arrangement ending at the end of June 2015. No comparable charterhire expense was therefore recognized in 2016; and

•
a decrease of $8.2 million in charterhire expense relating to the charter-back of the Golar Grand from Golar Partners. The charter-back arrangement was pursuant to Golar Partners' exercise of its option in February 2015 under the Option Agreement executed in connection with the disposal of the vessel to Golar Partners in 2012. For the six months ended June 30, 2015, these costs included $8.8 million of incremental liability arising from the re-measurement of Golar's guarantee obligation to Golar Partners.

Administrative expenses: Administrative expenses increased by $5.0 million to $19.1 million for the six months ended June 30, 2016 compared to $14.1 million for the same period in 2015. This was primarily due to (i) an increase in salaries and benefits of $2.9 million mainly as a result of an increase in headcount in connection with the bringing in-house of the technical operations of Golar Wilhelmsen (renamed Golar Management Norway AS) in September 2015; and (ii) an increase in legal and professional fees largely attributable to the general effect of expansion of our fleet and thus commercial activity and increase in business development activity.

Depreciation and amortization: Depreciation and amortization increased by $3.3 million to $39.1 million for the six months ended June 30, 2016 compared to $35.8 million for the same period in 2015. This was primarily due to $0.8 million of additional depreciation expense arising from our newbuildings delivered in the first quarter of 2015 (i.e. Golar Ice, Golar Kelvin and Golar Snow) and $1.9 million of additional depreciation expense arising from the Golar Viking, which was sold on January 20, 2015 but subsequently reacquired on December 4, 2015, resulting in a full six months' depreciation charge in 2016.

Impairment of long-term assets: During the six months ended June 30, 2016, we realized an impairment charge amounting to $1.7 million related to equipment classified as "Other long-term assets" due to the uncertainty of its future usage. There was no comparable charge for the same period in 2015.

Gain on disposals to Golar Partners (Restated): In January 2015, we sold 100% of our interests in the companies that own and operate the FSRU, the Golar Eskimo, to Golar Partners and recognized a provisional gain on disposal of $103.6 million. The gain was finalized in the quarter ended December 31, 2015, resulting in an adjusted gain of $102.4 million. The purchase consideration was $390.0 million for the vessel and charter, less the assumed bank debt of $162.8 million.

Loss on disposal of vessel held-for-sale: In February 2015, we sold the LNG carrier, Golar Viking, to PT Perusahaan Pelayaran Equinox, or Equinox, at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million. There was no comparable transaction in 2016.

Impairment of vessel held-for-sale: In April 2015, we acquired the LNG vessel, LNG Abuja, for $20.0 million. In July 2015, she was sold to a third party for $19.0 million. Accordingly, for the period ended June 30, 2015, the vessel was classified as held-for-sale and we recognized an impairment loss of $1.0 million.

Interest income: Interest income decreased by $2.8 million to $1.1 million for the six months ended June 30, 2016 compared to $3.9 million for the same period in 2015. The decrease was primarily due to:

•
the higher interest income recognized in 2015 arising from the $220 million Eskimo vendor loan provided to Golar Partners in January 2015 to partly finance its acquisition of the Golar Eskimo. The Eskimo vendor loan was repaid in full in November 2015, thus there is no comparable interest income in 2016; and

•
the interest income earned on the loan facilities granted to Equinox in connection with their acquisition of the LNG carrier, Golar Viking, in February 2015. Following the impairment of the loan receivables in the third quarter of 2015, we ceased recognition of interest income. There was no comparable interest income in 2016.

Interest expense: Interest expense decreased by $15.3 million to $19.4 million for the six months ended June 30, 2016 compared to $34.7 million for the same period in 2015 and is primarily due to higher capitalized interest of borrowing costs recognized in 2016 in respect of the Hilli FLNG conversion (see note 2 of our Unaudited Condensed Consolidated Financial Statements contained herein). This is partially offset by (i) higher interest expense arising on the loan facilities of the ICBC Finance Leasing Co. Ltd lessor variable interest entities; and (ii) additional interest on new financing facilities in connection with the Golar Tundra, Golar Seal and Golar Viking.

Other financial items: Other financial items decreased by $75.2 million to a loss of $56.4 million for the six months ended June 30, 2016 compared to a gain of $18.9 million for the same period in 2015. The movement was primarily due to:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps increased to a loss of $35.1 million for the six months ended June 30, 2016 from a loss of $15.0 million for the same period in 2015, as set forth in the table below:

	Six months ended June 30,
(in thousands of $)	2016	2015	Change	% Change
Mark-to-market adjustment for interest rate swap derivatives	(29,390)	(6,598)	(22,792)	345%
Interest expense on undesignated interest rate swaps	(5,741)	(8,381)	2,640	(31)%
	(35,131)	(14,979)	(20,152)	135%

As of June 30, 2016, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The increase in mark-to-market losses from our interest rate swaps is due to the decrease in long-term swap rates for the six months ended June 30, 2016.

Unrealized (losses) gains on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the DNB Bank ASA in connection with a share buy back scheme. The facility has been subsequently extended to December 2016. The equity swap derivatives mark-to-market adjustment resulted in a net gain of $3.4 million recognized in the six months ended June 30, 2016 compared to a net gain of $34.9 million for the same period in 2015.

Impairment loss on loan receivable: Given the announcement of a negative Final Investment Decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan previously granted by Golar and accrued interest receivables from the Douglas Channel LNG Assets Partnership ("DCLAP") and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, during the six months ended June 30, 2016, we recognized an impairment charge of $7.6 million.

Finance arrangement fees: Finance arrangement fees of $0.1 million for the six months ended June 30, 2016 are in line with the same period in 2015.

Amortization of deferred financing costs and debt guarantee: The amortization of deferred financing costs of $15.5 million for the six months ended June 30, 2016 increased by $15.6 million compared to the same period in 2015. This is primarily due to (i) the amortization of the deferred financing charges from our consolidated VIEs; (ii) out of period adjustment arising from the amortization of deferred financing costs (see note 2 of our Unaudited Condensed Consolidated Financial Statements contained herein) and (iii) the prior six months ended June 30, 2015 included the release of our debt guarantee provision of $2.2 million pursuant to the refinancing of certain debt facilities in Golar Partners for which we had previously had provided a guarantee.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.

Equity in net (losses) earnings of affiliates:

	Six months ended June 30,
(in thousands of $)	2016	2015	Change	% Change
		Restated
Share of net (loss) earnings in Golar Partners	(5,525)	7,514	(13,039)	(174)%
Net gain on disposal of investments in Golar Partners	—	32,580	(32,580)	(100)%
Share of net (loss) earnings in other affiliates	(38)	77	(115)	(149)%
	(5,563)	40,171	(45,734)	(114)%

Our share of net earnings in Golar Partners is partially offset by a charge for the amortization of the basis difference in relation to the gain on loss of control recognized on deconsolidation in 2012.

The decrease of $13.0 million in our share of net earnings in Golar Partners to a $5.6 million loss for the six months ended June 30, 2016 compared to a $7.5 million gain for the same period in 2015 was primarily due to:

•	Golar Maria incurred off-hire time together with positioning costs during the first quarter of 2016 in connection with her scheduled drydocking; and

•	higher unrealized mark-to-market losses arising on Golar Partners' interest rate swaps; and

The net gain on disposal of investments in Golar Partner of $32.6 million relates to the disposal of 7.2 million common units in Golar Partners in January 2015.

Net income attributable to Golar LNG Ltd: As a result of the foregoing, we recognized a net loss of $169.1 million and a net gain of $49.6 million for the six months ended June 30, 2016 and 2015, respectively.

Net income attributable to non-controlling interests: During 2016, we were party to sale and leaseback arrangements for six vessels (2015: five) with subsidiaries of Chinese financial institutions. Each of these lessor entities are wholly-owned, newly formed special purpose vehicles ("SPVs"). We have determined that the lessor entities, that own the vessels, are variable interest entities. We refer to these as "VIEs" or the "Lessor VIEs". While we do not hold any equity investments in these Lessor VIEs, we are the primary beneficiary. Accordingly, these Lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective VIEs are included in non-controlling interests in our consolidated results.

LNG trading segment

	Six months ended June 30,
(in thousands of $)	2016	2015	Change	% Change
Other operating gains and losses	16	—	16	100%
Net income	16	—	16	100%

During the six months ended June 30, 2016, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired from a third party and subsequently sold on a delivered basis to New Fortress Energy in March 2016 when the Golar Arctic was repositioning to Jamaica in preparation for her charter as a floating storage unit with New Fortress Energy. There was no LNG trading activity for the six months ended June 30, 2015.

FLNG segment

	Six months ended June 30,
(in thousands of $)	2016	2015	Change	% Change
Administrative expenses	(2,124)	(2,043)	(81)	4%
Net loss	(2,124)	(2,043)	(81)	4%

The net loss for FLNG for the six months ended June 30, 2016 and 2015 amounted to $2.1 million and $2.0 million, respectively. This relates to FLNG project related expenses comprising of legal, professional and consultancy costs.

FLNG conversion

In September 2014, the Hilli was delivered to Keppel Shipyard Management ("Keppel") in Singapore for commencement of her FLNG conversion. The total estimated conversion, vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As of June 30, 2016, the total costs incurred and capitalized in respect of the Hilli conversion amounted to $619.8 million.

The total estimated conversion, vessel and site commissioning cost for the conversion of the Gimi and the Gandria, including contingency, is approximately $1.2 billion and $1.5 billion, respectively. As of June 30, 2016, we have made $31.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG. Conversion of each vessel is pending our issuance of our final notice to proceed with the conversions. The conversion agreements include certain cancellation provisions which, if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements (which includes our maturing convertible bonds), investments in Golar Power and OneLNG and conversion project related commitments due within the next 12 months. The short-term outlook in the LNG shipping market has improved over the last few months. Whilst certain challenges remain, there are signs of an anticipated recovery with a general improvement in utilization and hire rates being noted in the third quarter which is forecast to continue and we expect to gather momentum during the rest of the year and through to 2017. However, the extent and the pace of the recovery and the impact on the Company's results is unknown. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool). The need for additional working capital is dependent upon the employment of all the vessels participating in the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels in the Cool Pool. We estimate that total forecast vessel operating expenses relating to our vessels in the Cool Pool (excluding the two vessels that form part of the Golar Power fleet) for the next 12 months is $38.0 million, based on our historical average operating costs. However, we have no working capital requirements for the Hilli, which is currently undergoing conversion to a FLNG vessel, as progress payments are funded by the GoFLNG Hilli facility, but we do have limited working capital requirements for our four vessels that are currently in lay-up. On September 30, 2016, our project partner on the Hilli FLNG Project received notice from the bank, which issued the letter of credit in accordance with the signed Perenco Tolling Agreement, notifying that the letter of credit is to expire on December 31, 2016. Together with the bank, we are progressing work streams to facilitate re-issuance of the letter of credit prior to its expiry. As of October 17, 2016, we received a written commitment from the bank allowing re-issuance of the letter of credit subject to certain conditions, in relation to our strategy for refinancing our convertible bonds.

As of the current date, we have a fleet of 15 vessels (including the Golar Grand, which we are obligated to charter back from Golar Partners until October 2017, and the Golar Tundra, which was sold to Golar Partners in May 2016 but by virtue of the put option in sale agreements, we are required to consolidate until the vessel commences operations under the Golar Tundra Time Charter with West Africa Gas Limited. This excludes the two vessels, the Golar Penguin and the Golar Celsius, as they form part of the Golar Power fleet. Of our fleet, one vessel is on a medium-term charter, one vessel has recently completed minor modifications in contemplation of the commencement of a long-term charter, eight vessels are operating in the spot market (via the Cool Pool), one vessel is currently undergoing conversion into a FLNG, and four vessels are in lay-up.

Whilst we completed the dropdown of the Golar Tundra to Golar Partners in May 2016, by virtue of the put option contained within the related sale agreements, we will continue to consolidate the entities that own and lease the Golar Tundra until her charter with WAGL commences. The Golar Tundra arrived in Ghana at the end of May 2016 and tendered its notice of readiness ("NOR") in mid June 2016, with payments under the contract commencing 30 days thereafter. However, as of the current date Golar Partners has been prevented from having Golar Tundra accepted due to delays on the terminal side. In the event delays continue for 120 days after NOR, then the FSRU is deemed accepted by WAGL. In the event WAGL contest their obligations under the charter, the Company has sought and received an opinion which supports its legal position in exercising its rights under the contract. In October 2016, in order to protect its legal position, we commenced arbitration proceedings against WAGL. We have however been informed by WAGL, that they have received Parliamentary approval for its Gas Sales Agreement with the Government of Ghana, the lack of which had been the major impediment to progress of the project

By virtue of the put option in the purchase agreement related to the Golar Tundra with Golar Partners, in the event the WAGL charter does not commence by May 2017, or no satisfactory mitigating arrangement is agreed, Golar Partners may require that Golar repurchase the Golar Tundra for the original purchase price agreed and paid of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments.

As of June 30, 2016, we had cash and cash equivalents (including restricted cash and short-term receivables) of $541.5 million, of which $476.8 million is restricted cash and short-term receivable balances. Included within restricted cash is $280 million in respect of the issuance of the letter of credit to our FLNG project partners, an aggregate of $98.1 million cash collateral relating to requirements under our total return and interest rate swaps, and the balance which mainly relates to the cash belonging to our Lessor VIEs that we are required to consolidate under U.S. GAAP.

Since June 30, 2016, significant transactions impacting our cash flows include:

Receipts:

•
the receipt of $13.2 million in August 2016, in respect of cash distributions for the quarter ended June 30, 2016 from Golar Partners in relation to our interests in its common and general partner units, subordinated units and incentive distribution rights, or IDRs, held at the relevant record date;

•
after settlement of related transaction fees and Golar’s contribution to the working capital of Golar Power, we received $103 million in July 2016 from the disposal of our 50% interest in Golar Power to Stonepeak. This excludes the cash that will remain within Golar Power, including the proceeds of $100 million from the issuance of preference shares to Stonepeak. In addition, we received $15.5 million in September from Golar Power following the release of a restricted cash deposit in connection with Golar Power’s assumption of Golar Celsius’ associated debt; and

•
the receipt of $13.9 million in July 2016 in respect of monies released from cash restricted by the Cameroon FLNG guarantee. Thus after the release, the restricted cash that is remaining to collateralize the Cameroon FLNG guarantee is $266.1 million;

Payments:

•
payments for our FLNG conversions are made in installments in accordance with our contract with Keppel. By virtue of the FLNG Hilli pre-delivery facility we executed in September 2015, we are able to time our drawdown on this facility with payments made, resulting in a cash neutral effect. Since July 1, 2016, we have received an additional $100 million under the FLNG Hilli predelivery facility;

•
the payment of $4.6 million in cash distributions to our shareholders in July 2016, in respect of the quarter ended March 31, 2016 and a further payment of $4.7 million in October 2016, in respect of the quarter ended June 30, 2016; and

•	the payment of $10.2 million as our initial capital contribution to OneLNG.

In relation to our convertible bonds, which are due to mature in March 2017, we are continuing to progress discussions with various financial institutions to explore our financing options, which may include an extension to the term of the bonds or refinancing the bonds with internal funds or proceeds from new secured credit facilities, debt or equity securities offered in the capital markets, or those of Golar Partners in connection with resetting the Golar Partners incentive distribution rights targets.  As of June 30, 2016, the debt outstanding in respect of our convertible bonds was $246.2 million.

As of June 30, 2016, we had one remaining newbuild contract for the construction of another FSRU with expected delivery in the last quarter of 2017. Consistent with the previous construction agreements with Samsung, the contract features milestone payment schedules with back-ended weighting on the delivery installments. As of June 30, 2016, the outstanding capital commitment in relation to this newbuilding was $216.6 million. Pursuant to the closing of the Golar Power transaction with Stonepeak in July 2016, this newbuilding contract now forms part of Golar Power’s asset base and capital commitments.

To satisfy our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing one or more of our newbuildings. However, given the challenging market conditions, albeit signs of an anticipated recovery have been observed, timing of these refinancings remains uncertain. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage, and our recent success has included the refinancing of the Golar Seal in March 2016, in connection with which we raised an additional $48.7 million in additional cash. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity. Furthermore, in June 2016, we entered into a joint venture agreement with Stonepeak, with respect to the funding of a new entity, Golar Power, under which Stonepeak has provided an initial investment commitment of $291 million to develop Golar Power. Refer to section entitled "Recent Developments" contained herein for additional details. Upon closing of the transaction in July 2016, after settlement of related transaction fees and our working capital contribution to Golar Power, we received net proceeds of $103 million(1). This excludes the cash that will remain within Golar Power, including the proceeds of $100 million from the issuance of preference shares to Stonepeak. Accordingly, this transaction has significantly improved our liquidity position and materially reduced our funding requirements, including our capital commitments relating to our remaining FSRU newbuilding and those of the Sergipe power project in Brazil. In addition, under the Golar Power shareholders agreement, we and Stonepeak will agree to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million in the period through to the second half of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters, and potential further sales of our holdings in the common units of Golar Partners, notwithstanding our plan to increase our shareholding(2).

In connection with the conversion of the Hilli to a FLNG, we entered into the GoFLNG Hilli facility in September 2015. The GoFLNG Hilli facility is designed to fund up to 80% of the project cost and is split into two phases: a pre-delivery credit facility and post-delivery sale and leaseback financing. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion. The second phase is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones, and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate of $960 million. We expect that all remaining conversion and commissioning costs for the Hilli will be satisfied by this debt facility, but additional costs may arise. To date we have drawn down $250 million under the pre-delivery facility. As of June 30, 2016, the outstanding capital commitments in relation to the Hilli conversion was $577.7 million

We have also executed FLNG conversion contracts for both the Gimi and the Gandria. Both vessel conversion contracts provide us flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to December 31, 2016, will allow termination of the contracts and recovery of previous milestone payments, less cancellation fees. In view of the prevailing uncertainty in the energy markets and the delay in the timing of the final investment decision of Ophir's Fortuna project to the fourth quarter of 2016, we do not intend to accelerate the conversion of either vessel before satisfactory financing and/or firm client contracts are in place.

(1) This includes transaction related fees of $3.0 million from Magni Partners Limited. This fee represents compensation for salaries and administrative expenses for the Sergipe Project which Magni helped to develop since the beginning of 2015 and also in connection with the development and conclusion of the Stonepeak transaction.
(2) In August 2015, the Board approved a unit purchase program under which we may purchase up to $25 million worth of Golar LNG Partners L.P. outstanding common units over the next 12 months. As of June 30, 2016, we had purchased $5.0 million worth of Golar LNG Partners L.P. common units.

Borrowing activities

For the three months ended June 30, 2016, we have entered into the following new debt facilities:

Tundra Lessor VIE Debt facilities

In April 2016, to reflect our entry into a long-term charter with WAGL, we drew down an additional $25.5 million under the sale and leaseback financing facility (originally entered into in November 2015) with a subsidiary of CMBL ("Tundra Lessor VIE"). Tundra Lessor VIE is the legal owner of the Golar Tundra. As described in note 8, "Variable Interest Entities" of our unaudited condensed consolidated financial statements contained herein, Tundra Lessor VIE is determined to be a variable interest entity of which we are deemed to be the primary beneficiary and, as a result, we are required to consolidate the results of Tundra Lessor VIE. Although consolidated into our results, we have no control over the funding arrangements negotiated by Tundra Lessor VIE.

In April 2016, Tundra Lessor VIE refinanced its debt facilities and entered into long-term debt facilities (the “Tundra Lessor VIE Debt facilities”). The Tundra Lessor VIE Debt facilities bear interest at LIBOR plus a margin and are repayable as balloon payments on maturity. However, as of December 31, 2015 and onwards, the Tundra Lessor VIE Debt facilities have been classified within "liabilities held for sale - current" in connection with the disposal of the Golar Tundra to Golar Partners in May 2016. Refer to note 4, "Assets and Liabilities Held-for-sale" of our unaudited condensed consolidated financial statements contained herein.

Hilli Pre-delivery facility

During the three months ended June 30, 2016, we drew down an additional $50 million under the debt facility such that as of June 30, 2016, the balance outstanding was $150 million. For additional details on the facility, refer to the 20-F/A for the year ended December 31, 2015.

Security, Debt and Lease Restrictions
Certain of our financing agreements are collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. In addition, under certain of our financing agreements, we have provided security in the form of general assignments covering insurances and earnings, account charges, charters and related stock pledges. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in certain of our and Golar Partners' loan and lease agreements.
In addition to mortgage security, we have also pledged 13.0 million of our holdings in the common units of Golar Partners against our convertible bonds.
Cash Flow

	Six Months Ended June 30,
(in thousands of $)	2016	2015	Change	% Change
Net cash used in operating activities	(59,204)	(76,180)	16,976	(22)%
Net cash used in investing activities	(5,944)	(83,885)	77,941	(93)%
Net cash provided by financing activities	24,633	343,483	(318,850)	(93)%
Net (decrease) increase in cash and cash equivalents	(40,515)	183,418	(223,933)	(122)%
Cash and cash equivalents at beginning of period	105,235	191,410	(86,175)	(45)%
Cash and cash equivalents at end of period	64,720	374,828	(310,108)	(83)%

Net cash used in operating activities was $59.2 million for the six months ended June 30, 2016, compared to $76.2 million for the same period in 2015, representing an improvement of $17.0 million. The decrease in cash utilized in operating activities in 2016 was primarily due to no drydocking costs and improvement on the general timing of working capital in the six months ended June 30, 2016.

Net cash used in investing activities of $5.9 million for the six months ended June 30, 2016 arose mainly due to:

13

•	installment payments of $19.2 million in respect of our newbuilding commitment for the construction of a FSRU;

•	milestone payments of $74.3 million in respect of the conversion of the Hilli to a FLNG;

•	additions to vessels and equipment of $13.3 million; and

•	net cash outflows of $5.4 million from restricted cash primarily due to the increase in cash collateral requirements provided against our total return equity swap.

This was partially offset by purchase consideration received of $107.2 million from Golar Partners in respect of the sale of the Golar Tundra in May 2016.

Net cash used in investing activities of $83.9 million for the six months ended June 30, 2015 arose mainly due to:

•	installment payments in respect of our newbuilds of $392.4 million, following the delivery of three newbuilds;

•	milestone payments of $64.5 million relating to the conversion of the Hilli to a FLNG; and

•	payment of $20 million relating to the acquisition of LNG Abuja.

This was partially offset by:

•	consideration of $126.9 million received from Golar Partners in respect of the sale of the Golar Eskimo in January 2015;

•	net proceeds from the sale of 7,170,000 common units held in Golar Partners of $207.4 million;

•	receipt of $20.0 million from Golar Partners in respect of settlement of the short-term revolving credit facility previously granted to them; and

•	net cash inflows of $39.1 million from restricted cash primarily due to the decrease in cash collateral requirements provided against our total return equity swap.

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities was $24.6 million for the six months ended June 30, 2016 and arose primarily due to proceeds from short-term and long-term debts, including:

•	$100 million further drawdown on the GoFLNG Hilli facility in relation to the conversion of the Hilli to a FLNG; and

•
an additional $205.8 million of debt proceeds which refers to amounts drawn down by our lessor VIEs under their respective loan arrangements (see note 8, “Variable Interest Entities” of our unaudited condensed consolidated financial statements contained herein), in connection with our refinancing of the Golar Seal debt facility amounting to $162.4 million, the releveraging of the Golar Tundra lease by $25.5 million and the balance of $17.9 million relating to short-term debt proceeds arising in the ICBCL lessor VIEs.

This was partially offset by:

•	loan repayments of $164.4 million, which includes the settlement of the balance outstanding on the refinanced Golar Seal facility of $106.6 million in March 2016;

•	payment of dividends of $45.1 million;

•
net cash outflows of $59.1 million relating to restricted cash balances held by our lessor VIEs as well as the cash collateral requirements with respect to the Golar Celsius and Golar Crystal financing arrangements; and

•	purchases of our common shares (treasury shares) in the Company amounting to an aggregate cost of $8.2 million.

Net cash provided by financing activities for the six months ended June 30, 2015 of $343.5 million arose primarily due to:

•
aggregate proceeds of $552.6 million drawn down by our lessor VIEs under their respective loan arrangements in connection with our ICBC financing lease arrangements to finance the final installments of our newbuilds, namely the Golar Kelvin, Golar Snow and Golar Ice, less the payment of $10.9 million of related financing costs; and

•	$4.5 million cash call proceeds from Keppel in respect of the conversion of the Hilli to a FLNG.

This was partially offset by:

•	loan repayments of $121.7 million, of which $82.0 million related to the settlement of the Viking facility in preparation for the sale of the vessel in February 2015 to Equinox; and

•	payment of dividends of $80.9 million.

14

Non-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total operating revenues (including revenue from The Cool Pool but excluding vessel and other management fee), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Six months ended June 30,
(in thousands of $ except number of days and average daily TCE)	2016	2015
Operating revenues	34,927	52,302
Less: Vessel and other management fee	(4,769)	(6,545)
Time and voyage charter revenues (1)	30,158	45,757
Voyage expenses (1) (3)	(11,750)	(12,892)
	18,408	32,865
Calendar days less scheduled off-hire days (2)	2,149	2,229
Average daily TCE (to the closest $100)	8,600	14,700

(1) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $5.9 million and $2.8 million, respectively, for the six months ended June 30, 2016.
(2) This excludes days when vessels are in lay-up, undergoing dry dock or undergoing conversion.
(3) The TCE calculation excludes charterhire expenses for the six months ended June 30, 2016 and 2015, which arose on the charter-back of the Golar Grand and the Golar Eskimo from Golar Partners. We updated the previously reported TCE for the six months ended June 30, 2015, to align with this calculation.

15

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $ except per share amounts)		Six months ended June 30,
	Notes	2016	2015
			Restated
Time and voyage charter revenues (1)	5	24,222	45,757
Time charter revenues - collaborative arrangement (1)	5	5,936	—
Vessel and other management fee (1)	5	4,769	6,545
Operating revenues		34,927	52,302

Vessel operating expenses		29,637	29,338
Voyage and charterhire expenses (1)		20,474	45,131
Voyage and charterhire expenses - collaborative arrangement (1)		2,804	—
Administrative expenses		21,265	16,166
Depreciation and amortization		39,149	35,815
Impairment of long-term assets	12	1,706	—
Total operating expenses		115,035	126,450

Gain on disposals to Golar Partners (1)		—	103,540
Impairment of vessel held-for-sale		—	(1,032)
Loss on disposal of vessel held-for-sale		—	(5,824)
Other operating gains and losses		16	—
Operating (loss) income		(80,092)	22,536

Financial income (expenses)
Interest income (1)		1,091	3,910
Interest expense (1)	2	(19,353)	(34,669)
Other financial items, net	7	(56,351)	18,851
Net financial expenses		(74,613)	(11,908)

(Loss) income before taxes and equity in net earnings of affiliates		(154,705)	10,628
Income taxes		1,285	1,803
Equity in net (losses) earnings of affiliates	11	(5,563)	40,171

Net (loss) income		(158,983)	52,602
Net income attributable to non-controlling interests		(12,229)	(5,035)
Net (loss) income attributable to Golar LNG Ltd		(171,212)	47,567
Basic and diluted (loss) earnings per share ($)	6	(1.84)	0.51

Cash dividends declared and paid per share ($)		$0.10	$0.90

(1) This includes amounts arising from transactions with related parties (see note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2016	2015
(in thousands of $)	Jan-Jun	Jan-Jun
		Restated

Net (loss) income	(158,983)	52,602

Other comprehensive loss:
Net loss on qualifying cash flow hedging instruments	1,092	(997)
Other comprehensive income (loss) (note 14)	1,092	(997)
Comprehensive loss	(157,891)	51,605

Comprehensive loss attributable to:

Stockholders of Golar LNG Limited	(170,120)	46,570
Non-controlling interests	12,229	5,035
	(157,891)	51,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2016	2015
(in thousands of $)	Notes	June-30	Dec-31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		64,720	105,235
Restricted cash and short-term receivables (2)		196,399	228,202
Trade accounts receivable (1)		5,123	4,474
Inventory		5,595	8,650
Other receivables, prepaid expenses and accrued income		11,417	24,753
Assets held-for-sale (2)	4	706,633	267,034
Total current assets		989,887	638,348
Non-current
Restricted cash		280,386	180,361
Investment in affiliates	11	510,451	541,565
Cost method investments		7,347	7,347
Newbuildings	9	—	13,561
Asset under development	10	619,750	501,022
Vessels and equipment, net		1,915,368	2,336,144
Other non-current assets	12	32,812	50,850
Total assets		4,356,001	4,269,198

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt, net of deferred finance charges (2)(3)	13	734,755	491,398
Trade accounts payable		9,907	53,281
Accrued expenses		89,946	53,333
Other current liabilities		126,187	148,077
Liabilities held-for-sale (1)(2)	4	432,856	201,213
Amounts due to related parties (1)(2)	16	136,518	7,128
Total current liabilities		1,530,169	954,430
Long-term
Long-term debt, net of deferred finance charges (2)(3)	13	1,030,801	1,344,509
Other long-term liabilities		51,099	54,080
Total liabilities		2,612,069	2,353,019

Equity
Stockholders' equity		1,710,890	1,895,366
Non-controlling interests		33,042	20,813

Total liabilities and stockholders' equity		4,356,001	4,269,198

(1) This includes amounts arising from transactions with related parties (see note 16).
(2) Included within restricted cash and short-term receivables, debt balances and assets and liabilities held-for-sale are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities (see note 8).
(3) Following the adoption of the amendments to ASC 835, deferred charges have been re-classified as a direct deduction to the related debt as of June 30, 2016 and December 31, 2015.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2016	2015
	Jan-Jun	Jan-Jun
(in thousands of $)		Restated

OPERATING ACTIVITIES
Net (loss) income	(158,983)	52,602
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	39,149	35,815
Amortization of deferred tax benefits on intra-group transfers	(1,715)	(1,744)
Amortization of deferred charges and guarantees (1)	12,439	(2,427)
Gain on disposals to Golar Partners	—	(103,540)
Equity in net loss (earnings) of affiliates	5,563	(40,171)
Dividends received	26,689	25,678
Drydocking expenditure	—	(10,405)
Compensation cost related to stock options	2,784	3,500
Loss on sale of vessel	—	5,824
Impairment of vessel held-for-sale	—	1,032
Net foreign exchange loss	821	1,601
Impairment of long-term assets	1,706	—
Impairment of loan receivable	7,627	—
Restricted cash and short-term receivables	(217)	—
Change in assets and liabilities, net of effects from the sale of the Golar Eskimo:
Trade accounts receivable	(2,493)	(3,611)
Inventories	2,648	(421)
Prepaid expenses, accrued income and other assets	19,903	(26,463)
Amounts due from/to related companies	12,093	(3,545)
Trade accounts payable	(57,051)	627
Accrued expenses and deferred income	11,390	11,735
Other liabilities	18,443	(22,267)
Net cash used in operating activities	(59,204)	(76,180)

GOLAR LNG LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2016	2015
	Jan-Jun	Jan-Jun
(in thousands of $)		Restated

INVESTING ACTIVITIES
Additions to vessels and equipment	(13,259)	(727)
Additions to newbuildings	(19,220)	(392,423)
Additions to assets under development	(74,282)	(64,499)
Acquisition of LNG Abuja	—	(20,000)
Repayment of short-term loan granted to third party	—	400
Loans granted (including related parties)	(1,000)	—
Repayment of short-term loan granted to Golar Partners	—	20,000
Proceeds from disposal of business to Golar Partners, net of cash disposed (including repayments on related vendor financing loans granted) (see note 16)	107,247	126,872
Proceeds from disposal of investment in available-for-sale securities	—	207,428
Restricted cash and short-term receivables	(5,430)	39,064
Net cash used in investing activities	(5,944)	(83,885)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt (including related parties)	305,817	557,065
Repayments of short-term and long-term debt (including related parties)	(164,357)	(121,716)
Financing costs paid	(4,429)	(10,997)
Cash dividends paid	(45,061)	(80,892)
Purchase of treasury shares	(8,214)	—
Restricted cash and short-term receivables	(59,123)	—
Proceeds from exercise of share options	—	23
Net cash provided by financing activities	24,633	343,483
Net (decrease) increase in cash and cash equivalents	(40,515)	183,418
Cash and cash equivalents at beginning of period	105,235	191,410
Cash and cash equivalents at end of period	64,720	374,828

(1) This includes the amortization in relation to the Golar Grand charter-back guarantee obligation. Refer to note 16(c) for additional details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income (Restated)	Accumulated Retained Earnings (Restated)	Total before Non- controlling Interest (Restated)	Non-controlling Interest	Total Equity (Restated)
Balance at December 31, 2014	93,415	—	1,307,087	200,000	(6,579)	641,845	2,235,768	1,655	2,237,423

Net income	—	—	—	—	—	47,567	47,567	5,035	52,602
Dividends	—	—	—	—	—	(80,892)	(80,892)	—	(80,892)
Exercise of share options	8	—	15	—	—	—	23	—	23
Grant of share options	—	—	3,231	—	—	—	3,231	—	3,231
Forfeiture of share options	—	—	(188)	—	—	—	(188)	—	(188)
Cancellation of share options	—	—	787	—	—	—	787	—	787
Other comprehensive loss (see note 14)	—	—	—	—	(997)	—	(997)	—	(997)

Balance at June 30, 2015	93,423	—	1,310,932	200,000	(7,576)	608,520	2,205,299	6,690	2,211,989

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	1,895,366	20,813	1,916,179

Net loss	—	—	—	—	—	(171,212)	(171,212)	12,229	(158,983)
Dividends	—	—	—	—	—	(9,237)	(9,237)	—	(9,237)
Grant of share options	—	—	3,095	—	—	—	3,095	—	3,095
Other comprehensive income (see note 14)	—	—	—	—	1,092	—	1,092	—	1,092
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at June 30, 2016	93,547	(20,483)	1,320,901	200,000	(11,500)	128,425	1,710,890	33,042	1,743,932

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of June 30, 2016, our fleet comprises of 16 LNG carriers (including the Golar Grand, which we have chartered back from Golar Partners until October 2017, and the Golar Tundra, which we sold to Golar Partners in May 2016 but we are required to consolidate until she commences service under the WAGL charter) and one Floating Storage Regasification Unit (''FSRU''). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of three LNG carriers (excluding the Golar Grand) and six FSRUs. Collectively with Golar Partners, our combined fleet is comprised of nineteen LNG carriers and seven FSRUs. In addition, we have one newbuilding commitment for the construction of a FSRU which is expected to be delivered in the last quarter of 2017.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNG") based on the conversion of our existing LNG carrier, the Hilli. The Hilli is currently undergoing its FLNG conversion with an expected completion and redelivery date in 2017. We signed agreements for the conversion of the LNG carriers the Gimi and the Gandria to FLNGs in December 2014 and July 2015, respectively. However, we are yet to lodge our final notices to proceed on either of these vessels.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Going concern

The condensed consolidated financial statements have been prepared on a going concern basis. Our convertible bonds are due to mature in March 2017. As of June 30, 2016, the debt outstanding in respect of our convertible bonds was $246.2 million. Accordingly, we are continuing to progress discussions with various financial institutions to explore our financing options, which may include an extension to the term of the bonds or refinancing the bonds with internal funds or proceeds from new secured credit facilities, debt or equity securities offered in the capital markets or those of Golar Partners in connection with the resetting of the Golar Partners incentive distribution rights targets. On September 30, 2016, our project partner on the Hilli FLNG Project received notice from the bank, which issued the letter of credit in accordance with the signed Perenco Tolling Agreement, notifying that the letter of credit is to expire on December 31, 2016. Together with the bank, we are progressing work streams to facilitate re-issuance of the letter of credit prior to its expiry. As of October 17, 2016, we received a written commitment from the bank allowing re-issuance of the letter of credit subject to certain conditions, in relation to our strategy for refinancing our convertible bonds.

In addition, to address our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing of one or more of our newbuildings. However, given the challenging market conditions, albeit signs of an anticipated recovery have been observed, timing remains uncertain. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. In addition to these vessel refinancings, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity. Furthermore, in June 2016, we entered into a joint venture agreement with Stonepeak, with respect to the funding of a new entity, Golar Power, under which Stonepeak has provided an initial investment commitment of $291 million to develop Golar Power. Refer to note 18 for additional detail. The transaction closed on July 6, 2016.

Upon closing of the transaction in July 2016, after settlement of related transaction fees and our working capital contribution to Golar Power, we received net proceeds of $103 million. This excludes the cash that will remain within Golar Power. Accordingly, this transaction has significantly improved our liquidity position and materially reduced our funding requirements, including our capital commitments relating to our remaining FSRU newbuilding and those of the Sergipe power project in Brazil. In addition, we and Stonepeak will be committed to provide additional aggregate funding of $150 million, on a pro rata basis, in the period through to the second half of 2018 as well as additional amounts as may be required by Golar Power, subject to the approval of its board of directors.

Restatement of comparative period for the six months ended June 30, 2015

As further described in note 35 to the consolidated financial statements in our recently filed annual report on form 20-F/A for the year ended December 31, 2015, as filed on November 10, 2016, we restated our consolidated financial statements to account for the various investments in Golar Partners since the deconsolidation date of December 13, 2012, as equity accounted for investments. The change in accounting for our investment in Golar Partners does not affect the market value of our investment, our cash flows, our covenant compliance or our liquidity. Accordingly, the comparative for the six month period ended June 30, 2015, has also been restated within these interim financial statements.
These interim financial statements should be read in conjunction with the company's restated audited financial statements for the year ended December 31, 2015 included in the Form 20-F/A.

2.    ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2015.

The six months ended June 30, 2016 includes out of period corrections of (i) $13.2 million for capitalized borrowing costs resulting in a reduction to ''Interest expense'' (vessel operations segment) in the consolidated statements of income and an increase to ''Asset under development'' (FLNG segment) of $13.2 million in the consolidated balance sheet (ii) $5.8 million pertaining to the amortization of deferred financing costs, resulting in an increase to ''Other financial items, net'' in the consolidated statements of income and an increase in "Long-term debt" in the consolidated balance sheet. Management believes these out of period corrections are not material to the current period condensed consolidated financial statements or any previously issued financial statements and are not expected to be material to the annual consolidated financial statements for the year ending December 31, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements for the six months ended June 30, 2016 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2015.

Use of estimates
The preparation of financial statements in accordance with the United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables, including loans and accounts receivables, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. We establish reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, we consider the financial condition of the customer/borrower as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being irrecoverable are written off.

As of June 30, 2016, we leased six vessels under finance leases from wholly owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash, short-term receivable, interest expense and assets (liabilities) held-for-sale. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

We historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2016, we adopted guidance codified in ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. We adopted the requirements of ASU 2015-03 effective beginning the first quarter ended March 31, 2016 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows.

Accounting pronouncements to be adopted

In March 2016, the FASB issued amendments to ASC 718 changing how entities account for certain aspects of share-based payments to employees. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. Specifically, the amendments:

•	require entities to recognize the income tax effects of awards in the income statement when the awards vest or are settled ;

•	Excess tax benefits should be classified along with other income tax cash flows as an operating activity; and

•	An entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (as per current GAAP) or account for forfeitures when they occur.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In January 2016, the FASB issued amendments to ASC 825, addressing certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Specifically, the amendments:

•
Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

•
Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

•	Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities.

•
Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet.

•	Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•
Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

•
Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.

•	Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

Any other accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

4.    ASSETS AND LIABILITIES HELD-FOR-SALE

In February 2016, we entered into an agreement to sell our interests in the companies that own and lease the FSRU the Golar Tundra to Golar Partners. The assets and liabilities held within our consolidated balance sheet that are related to this disposal group have been reclassified as held-for-sale and depreciation has ceased for this vessel. The sale of the Golar Tundra was completed in May 2016. Until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including Golar Partners' right to require that the Company repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), the Company will continue to consolidate Tundra Corp. Accordingly, during this time, the earnings and net assets of Tundra Corp will continue to be reflected within the Company’s financial statements.

In June 2016, we entered into a joint venture agreement with Stonepeak to sell equity interests in our newly formed subsidiary, Golar Power Limited (or “Golar Power”). Golar Power’s initial asset base will comprise interests in the entities that own the FSRU newbuilding currently under construction (see note 9), the two LNG carriers: the Golar Penguin and the Golar Celsius, and hold the right to invest in up to 25% of the Sergipe project. The transaction closed in July 2016. Accordingly, as of June 30, 2016, the assets and liabilities associated with these agreements were classified as held-for-sale and depreciation on the Golar Penguin and Golar Celsius ceased.

Assets and liabilities included in our consolidated balance sheet presented as held-for-sale are shown below:

(in thousands of $)	As of June 30, 2016	As of December 31, 2015
ASSETS
Current
Cash and cash equivalents	10,000	—
Restricted cash and short-term receivables	167	3,618
Trade accounts receivable	1,846	—
Other receivables, prepaid expenses and accrued income	345	217
Inventories	953	572
Total current assets	13,311	4,407

Non-current
Vessels and equipment, net	658,483	262,627
Newbuildings	31,839	—
Long-term debt due from a related party	3,000	—
Total non-current assets	693,322	262,627
Total assets (2)	706,633	267,034

LIABILITIES
Current
Current portion of long-term debt and short-term debt, net of deferred finance charge (1)	(20,032)	(199,300)
Trade accounts payable	(1,881)	(844)
Accrued expenses	(6,033)	(1,019)
Short-term amount due to a related party	—	(50)
Total current liabilities	(27,946)	(201,213)

Non-current
Long-term debt, net of deferred finance charge (1)	(404,910)	—
Total non-current liabilities	(404,910)	—
Total liabilities (2)	(432,856)	(201,213)

(1) As of June 30, 2016, long-term debt contains $214.2 million (December 31, 2015: $199.3 million classified as short-term debt) that relates to long-term debt financing arrangements entered into by the CMBL lessor VIE in respect of the Golar Tundra. The debt facilities are denominated in USD, bear interest at LIBOR plus a margin and are repayable with a final balloon payment of $214.2 million. Although we have no control over the funding arrangements of the CMBL lessor VIE, as we consider ourselves the primary beneficiary of the VIE, we are required to consolidate these loan facilities into our financial results.
(2) We have classified all assets and liabilities as current on the consolidated balance sheets.

We have not presented any of our held-for-sale assets or disposal groups as discontinued operations in our statements of operations as we consider ourselves a project development company, such that our strategy encompasses the disposal of vessels and related interests for the purpose of financing our projects, thus they do not represent a strategic shift and do not have a major effect on our operations and financial results.

5.    SEGMENTAL INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trade in physical and future LNG contracts, and are in the process of developing our first FLNG. Since the initial public offering ("IPO") of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of June 30, 2016, we operate in the following three reportable segments:

•	Vessel operations – We operate and subsequently charter out LNG carriers and FSRUs on fixed terms to customers.

•
LNG trading – We provide physical and financial risk management in LNG and gas markets for customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

•	FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion is expected to be completed and delivered in 2017.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

FLNG meets the definition of an operating segment as the business is a distinguishable component of the business from which, once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

	Six months ended				Six months ended
(in thousands of $)	June 30, 2016				June 30, 2015
					Restated			Restated
	Vessel operations	LNG trading	FLNG	Total	Vessel operations	LNG trading	FLNG	Total
Time and voyage charter revenues	24,222	—	—	24,222	45,757	—	—	45,757
Time charter revenues - collaborative arrangement	5,936	—	—	5,936	—	—	—	—
Vessel and other management fees	4,769	—	—	4,769	6,545	—	—	6,545
Vessel and voyage operating expenses	(50,111)	—	—	(50,111)	(74,469)	—	—	(74,469)
Vessel and voyage operating expenses - collaborative arrangement	(2,804)	—	—	(2,804)	—	—	—	—
Administrative expenses	(19,141)	—	(2,124)	(21,265)	(14,123)	—	(2,043)	(16,166)
Depreciation and amortization	(39,149)	—	—	(39,149)	(35,815)	—	—	(35,815)
Other operating gains and losses (LNG Trade)	—	16	—	16	—	—	—	—
Impairment of long-term assets	(1,706)	—	—	(1,706)	—	—	—	—
Gain on disposals to Golar Partners	—	—	—	—	103,540	—	—	103,540
Loss on disposal of vessel held-for-sale	—	—	—	—	(5,824)	—	—	(5,824)
Impairment of vessel held-for-sale	—	—	—	—	(1,032)	—	—	(1,032)
Net financial expenses *	(74,613)	—	—	(74,613)	(11,908)	—	—	(11,908)
Income taxes	1,285	—	—	1,285	1,803	—	—	1,803
Equity in net (losses) earnings of affiliates	(5,563)	—	—	(5,563)	40,171	—	—	40,171
Net (loss) income	(156,875)	16	(2,124)	(158,983)	54,645	—	(2,043)	52,602
Non-controlling interests	(12,229)	—	—	(12,229)	(5,035)	—	—	(5,035)
Net (loss) income attributable to Golar LNG Ltd	(169,104)	16	(2,124)	(171,212)	49,610	—	(2,043)	47,567
Total assets	3,442,102	—	913,899	4,356,001	3,855,320	—	413,878	4,269,198

* Included within this amount are out of period adjustments, which are discussed in note 2.

Revenues from external customers

During the six months ended June 30, 2016, our vessels operated predominately within the Cool Pool, NFE Transport Partners LLC and under a charter with Nigeria LNG Ltd, which concluded in March 2016. During the six months ended June 30, 2015, our vessels operated under time charters with four main charterers: Nigeria LNG Limited; a major Japanese trading company; a multinational oil and gas company; and a leading independent commodity trading and logistics house.

In time and voyage charters, the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers, except for the FSRUs, which operate at specific locations where the charterers are based. Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

For the six months ended June 30, 2016 and 2015, revenues from the following counterparties accounted for over 10% of our time charter revenues:

(in thousands of $)	Six months ended June 30,		Six months ended June 30,
	2016		2015
The Cool Pool	20,820	69%	—	—%
Nigeria LNG Ltd	5,849	19%	18,444	40%
NFE Transport Partners LLC	3,487	12%	—	—%
Major commodity trading company	—	—%	7,910	17%
Major Japanese trading company	—	—%	6,623	14%
Multinational oil and gas company	—	—%	4,388	10%

The above revenues exclude vessel and other management fees from Golar Partners (see note 16).

6.    (LOSSES) EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the six month periods ended June 30, 2016 and 2015, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Six months ended June 30,
	2016	2015
		Restated
Net (loss)/income attributable to Golar LNG Ltd stockholders - basic and diluted	(171,212)	47,567

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Six months ended June 30,
	2016	2015
Weighted average number of common shares outstanding	93,052	93,415

(in thousands)	Six months ended June 30,
	2016	2015
Weighted average of number of common shares outstanding	93,052	93,415
Effects of dilutive share options	—	85
Common shares and common shares equivalent	93,052	93,500

(Losses) earnings per share are as follows:

	Six months ended June 30,
	2016	2015
		Restated
Basic and diluted	$(1.84)	$0.51

For the six months ended June 30, 2016, stock options and convertible bonds have been excluded from the calculation of diluted loss or earnings per share because the effect was anti-dilutive.

7.     OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

(in thousands of $)	Six months ended June 30,
	2016	2015
Mark-to-market adjustment for interest rate swap derivatives	(29,390)	(6,598)
Interest expense on undesignated interest rate swaps	(5,741)	(8,381)
Mark-to-market adjustment for equity derivatives	3,362	34,887
Impairment of loan *	(7,627)	—
Financing arrangement fees and other costs	(75)	(356)
Amortization of deferred financing costs and debt guarantee (note 2)	(15,470)	178
Others	(1,410)	(879)
	(56,351)	18,851

* Given the announcement during the period of a negative Final Investment Decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan and accrued interest receivables from the Douglas Channel LNG Assets Partnership ("DCLAP") and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, we recognized an impairment charge of $7.6 million in 2016.

8.     VARIABLE INTEREST ENTITIES

As of June 30, 2016, we leased six vessels from VIEs under finance leases, of which four were with ICBCL entities, one with a subsidiary of CMBL and one with CCBFL. Each of the ICBCL, CMBL and CCBFL entities are wholly-owned, newly formed special purpose vehicles (“SPVs”). In each of these transactions we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the ten year lease period. Refer to note 4 to our Consolidated Financial Statements filed with our Annual Report on Form 20-F for the year ended December 31, 2015, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements we have concluded that we are the primary beneficiary of these VIEs and accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels, as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of June 30, 2016 and 2015, the respective vessels are reported under “Vessels and equipment, net” in our consolidated balance sheet.

Since December 31, 2015, we entered into the following sale and leaseback arrangement:

Seal Lessor VIE

In March 2016, we sold the Golar Seal to a CCBFL entity ("Seal Lessor VIE") and subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period. A summary of this sale and lease back arrangement, including repurchase options and obligations as of June 30, 2016 is provided below:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Date of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Seal	March 2016	203.0	132.8	March 2021	87.4	March 2026

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of June 30, 2016, are shown below:

(in thousands of $)	2016 (1)	2017	2018	2019	2020	2021+
Golar Glacier	8,620	17,100	17,100	17,100	17,147	64,185
Golar Kelvin	8,620	17,100	17,100	17,100	17,147	66,996
Golar Snow	8,620	17,100	17,100	17,100	17,147	66,996
Golar Ice	8,620	17,100	17,100	17,100	17,147	69,900
Golar Tundra (2)*	5,931	11,863	11,863	11,863	11,863	57,336
Golar Seal	7,472	15,151	15,151	15,193	15,151	75,797

(1) For the six months ended December 31, 2016.
(2) As a result of the sale of the Golar Tundra to Golar Partners in May 2016 (see "Tundra Lessor VIE" below), the payment obligations under the bareboat charter with the Golar Tundra lessor VIE are borne by Golar Partners. However, by virtue of the put option contained within the sale and purchase arrangements, we will continue to consolidate the Golar Tundra related entities until the charter with WAGL commences.
*The payment obligation relating to the Golar Tundra presented in the table above excludes variable rental payments due under the lease. Based on an assumed LIBOR of 0.38% plus margin, additional payments totaling $73.7 million should be payable over the lifetime of the lease.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of June 30, 2016 and December 31, 2015, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	June 30, 2016	December 31, 2015
Assets							Total	Total
Restricted cash and short-term receivables	18,408	25,625	17,813	11,380	—	3,819	77,045	35,450
Restricted cash and short-term receivables - held-for-sale current assets (1)	—	—	—	—	167	—	167	3,618
	18,408	25,625	17,813	11,380	167	3,819	77,212	39,068

Liabilities
Debt:
Short-term interest bearing debt	40,903	182,540	31,079	172,046	—	—	426,568	408,978
Long-term interest bearing debt - current portion	7,650	—	8,000	—	—	5,706	21,356	15,650
Long-term interest bearing debt - non-current portion	132,805	—	142,844	—	—	151,413	427,062	285,700
Long-term interest bearing debt - held-for-sale (1)	—	—	—	—	214,245	—	214,245	201,725
	181,358	182,540	181,923	172,046	214,245	157,119	1,089,231	912,053

(1) The assets and liabilities relating to the Golar Tundra lessor VIE have been reclassified as held-for-sale in connection with the sale of our interests in the companies that own and operate the vessel to Golar Partners.

Tundra Corp VIE

In February 2016,we entered into a sale and purchase agreement with Golar Partners, for the sale of the disponent owner and operator of the FSRU, the Golar Tundra ("Tundra Corp"). The transaction closed in May 2016. Concurrent with the closing we entered into an agreement with Golar Partners which includes a put option, that in the event the vessel has not commenced service under the charter with WAGL by May 23, 2017, Golar Partners shall have the option to require that we repurchase the Tundra Corp equal to the purchase consideration. Accordingly, we have determined that Tundra Corp is a VIE and that until the put option expires, we remain the primary beneficiary and thus we will continue to consolidate the entities that own and lease the Golar Tundra until her charter with WAGL commences (see note 16).

9.    NEWBUILDINGS

As of June 30, 2016 and December 31, 2015, we have a newbuilding commitment for the construction of a FSRU, expected to be delivered in November 2017. The following table sets out as at June 30, 2016, the estimated timing of the remaining installment payments due under the present newbuilding contract:

(in thousands of $)	June 30, 2016
Payable within 6 months to December 31, 2016	30,938
Payable within 2017	185,625
216,563

In July 2016, on closing of the joint venture agreement with Stonepeak, we contributed our subsidiary that owns the FSRU newbuilding to Golar Power and, accordingly, the related assets and liabilities were classified as held-for-sale (see note 4).

10.    ASSET UNDER DEVELOPMENT

(in thousands of $)	June 30, 2016	December 31, 2015
Purchase price installments (including other shipyard costs)	575,206	495,518
Interest costs capitalized (note 2)	34,625	4,187
Other costs capitalized	9,919	1,317
	619,750	501,022

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG vessel. The primary contract was entered into with Keppel. Following the payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. We expect the conversion will require in total 31 months to complete, followed by mobilization to a project for full commissioning.

The total estimated conversion, vessel and site commissioning cost for the Hilli is approximately $1.3 billion. As at June 30, 2016, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)	June 30, 2016
Payable within 6 months to December 31, 2016	168,944
Payable within 12 months to December 31, 2017	389,068
Payable within 12 months to December 31, 2018	19,646
577,658

11.     EQUITY IN NET EARNINGS OF AFFILIATES

(in thousands of $)	Six months to June 30, 2016	Six months to June 30, 2015
		Restated
Share of net (loss) earnings in Golar Partners	(5,525)	7,514
Net gain on disposal of investments in Golar Partners	—	32,580
Share of net (loss) earnings in other affiliates	(38)	77
	(5,563)	40,171
Our share of net earnings in Golar Partners is offset by a charge of $17.1 million for each of the six months ended June 30, 2016 and 2015. This represents the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized upon deconsolidation in 2012. In January 2015 we disposed of 7.2 million common units in Golar Partners which resulted in a gain on disposal of $32.6 million

The carrying amounts of our investments in our equity method investments as at June 30, 2016 and December 31, 2015 are as follows:

(in thousands of $)	June 30, 2016	December 31, 2015

Golar Partners	505,013	536,090
ECGS	5,438	5,475
Equity in net assets of affiliates	510,451	541,565

Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. As of June 30, 2016, it had a fleet of ten vessels which are managed by the Company (December 31, 2015: ten vessels).

12.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	June 30, 2016	December 31, 2015
Mark-to-market interest rate swaps valuation	—	5,330
Other long term assets (1)(2)	32,812	45,520
	32,812	50,850

(1) Included within "Other long-term assets" are $31.0 million of payments made relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG (December 31, 2015: $41.0 million). The decrease of $10.0 million to $31.0 million during the period is due to an agreement with Keppel to allow $10.0 million of the payments earmarked for the Gimi to be utilized against the Hilli conversion to a FLNG. These agreements include certain cancellation provisions which, if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee. If we do not issue our final notice to proceed for the Gimi conversion, we would have to pay termination fees.
(2) The balance as of December 31, 2016 included $1.7 million of equipment cost which was subsequently written off in March 2016 due to uncertainty of the future usage.

13.    DEBT

As of June 30, 2016 and December 31, 2015, our debt was as follows:

(in thousands of $)	June 30, 2016	December 31, 2015
Golar Arctic facility	76,550	80,200
Golar Viking facility	59,896	62,500
Convertible bonds	246,158	243,369
GoFLNG Hilli facility	150,000	50,000
Hilli shareholder loans	49,066	49,066
$1.125 billion facility	334,633	682,598
ICBC VIE loans	720,463	710,328
Seal SPV loan	157,120	—
Total debt	1,793,886	1,878,061
Less: Deferred financing costs, net	(28,330)	(42,154)
Total debt net of deferred financing costs*	1,765,556	1,835,907

* Excludes debt that is recorded within liabilities held-for-sale (see note 4).

During the six months ended June 30, 2016, we entered into the following new loan facilities:

Seal SPV Debt

In March 2016, in connection with the refinancing of the Golar Seal, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Seal to Seal SPV, a subsidiary of CCBFL, and leased back the vessel under a bareboat charter for a monthly hire rate.

In March 2016, Seal SPV, which is the legal owner of the Golar Seal, entered into a long-term loan facility (the “Seal SPV Debt”). Seal SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result, we are required to consolidate the results of Seal SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Seal SPV, such as interest rates, maturity, and repayment profiles. In consolidating Seal SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Seal SPV’s debt principal. The Seal SPV Debt bears interest at LIBOR plus a margin and is repayable in quarterly installments with a balloon payment on maturity.

Tundra Lessor VIE Debt facilities

In April 2016, to reflect our entry into a long-term charter with WAGL, we drew down an additional $25.5 million under the sale and leaseback financing facility (originally entered into in November 2015) with a subsidiary of CMBL ("Tundra Lessor VIE"). Tundra Lessor VIE is the legal owner of the Golar Tundra. As described in note 8, Tundra Lessor VIE is determined to be a variable interest entity of which we are deemed to be the primary beneficiary and, as a result, we are required to consolidate the results of Tundra Lessor VIE. Although consolidated into our results, we have no control over the funding arrangements negotiated by Tundra Lessor VIE.

In April 2016, Tundra Lessor VIE refinanced its debt facilities and entered into long-term debt facilities (the “Tundra Lessor VIE Debt facilities”). The Tundra Lessor VIE Debt facilities bear interest at LIBOR plus a margin and are repayable as balloon payments on maturity. However, as of December 31, 2015 and onwards, the Tundra Lessor VIE Debt facilities have been classified within "liabilities held for sale - current" in connection with the disposal of the Golar Tundra to Golar Partners in May 2016. Refer to note 4.

14.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) consisted of the following:

(in thousands of $)	Pension and post-retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates' comprehensive income	Total accumulated comprehensive income (loss)
Balance at December 31, 2014	(15,251)	4,042	4,630	(6,579)
Other comprehensive (loss) before reclassification (Restated)	—	—	(1,381)	(1,381)
Amounts reclassified from accumulated other comprehensive income (Restated)	—	384	—	384
Net current-period other comprehensive (loss) income (Restated)	—	384	(1,381)	(997)
Balance at June 30, 2015 (Restated)	(15,251)	4,426	3,249	(7,576)

Balance at December 31, 2015	(12,400)	—	(192)	(12,592)
Other comprehensive (loss) income before reclassification	—	(44)	1,136	1,092
Amounts reclassified from accumulated other comprehensive (loss) income (see note 11)	—	—	—	—
Net current-period other comprehensive (loss) income	—	(44)	1,136	1,092
Balance at June 30, 2016	(12,400)	(44)	944	(11,500)

15.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at June 30, 2016 and December 31, 2015 are as follows:

		June 30, 2016		December 31, 2015
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives (7):

Cash and cash equivalents	Level 1	64,720	64,720	105,235	105,235
Restricted cash and short-term receivables	Level 1	476,785	476,785	408,563	408,563
Cost method investments (1)	Level 3	7,347	7,347	7,347	7,347
Short-term loans receivable (2)	Level 2	—	—	6,375	6,375
Current portion of long-term debt and short-term debt (2)(3)	Level 2	493,179	493,179	501,618	501,618
Long-term debt - convertible bonds (3)	Level 2	246,158	235,000	243,369	231,945
Long-term debt (3)	Level 2	1,054,549	1,054,549	1,133,074	1,133,074

Derivatives:
Interest rate swaps asset (4)(5)	Level 2	—	—	5,330	5,330
Interest rate swaps liability (4)(5)	Level 2	28,657	28,657	4,597	4,597
Total return equity swap liability (5)(6)	Level 2	78,220	78,220	81,581	81,581

(1) The carrying value of our cost method investments includes our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O). As we have no established method of determining the fair value of this investment, we have not estimated its fair value as of June 30, 2016, but have not identified any changes in circumstances which would alter our view of fair value as disclosed.
(2) The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.
(3) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table, are gross of the deferred charges amounting to $28.3 million and $42.2 million at June 30, 2016 and December 31, 2015, respectively.
(4) Derivative liabilities are captured within other current liabilities and derivative assets are captured within other non-current assets on the balance sheet.
(5) The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(6) The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.
(7) Excludes assets and liabilities that are recorded within assets and liabilities held-for-sale (see note 4).

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short-term maturity of these instruments.

As of June 30, 2016, we had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	1,250,000	2018 to 2021	1.13% to 1.94%

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of June 30, 2016 and December 31, 2015 would be adjusted as detailed in the following table:

	June 30, 2016			December 31, 2015
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	—	—	—	5,330	(216)	5,114
Total liability derivatives	28,657	—	28,657	4,597	(216)	4,381

16.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues (expenses): The transactions with Golar Partners and its subsidiaries for the six months ended June 30, 2016 and 2015 consisted of the following:

	Six months ended June 30,
(in thousands of $)	2016	2015
Management and administrative services revenue (a)	1,288	1,329
Ship management fees revenue (b)	3,481	3,655
Charterhire expense (c)	(14,560)	(32,239)
Gain on disposal to Golar Eskimo (d)	—	103,540
Interest expense on short-term credit arrangements (e)	(122)	—
Interest income on vendor financing loan (f)	—	3,038
Interest expense on deposit payable (g)	(309)	—
Total	(10,222)	79,323

Receivables (payables): The balances with Golar Partners and its subsidiaries as of June 30, 2016 and December 31, 2015 consisted of the following:

(in thousands of $)	June 30, 2016	December 31, 2015
Trading balances due to Golar and affiliates (e)	(26,911)	(4,400)
Deposit payable (g)	(107,247)	—
Methane Princess security lease deposit movement (h)	(2,360)	(2,728)
Total	(136,518)	(7,128)

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)
Charterhire expenses - For the six months ended June 30, 2016, this consists of the charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand and for the comparative period in 2015 this also includes the Golar Eskimo.

In connection with the sale of the Golar Grand to Golar Partners in November 2012, we issued an option where, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charterhire costs of $14.6 million and $19.4 million for the six months ended June 30, 2016 and 2015, respectively, in relation to the Golar Grand. These charterhire costs have decreased due to the vessel being in lay-up during the quarter. This excludes the release of $3.0 million and $1.5 million representing the amortization for the six months ended June 30, 2016 and 2015, respectively, in respect of the guarantee obligation. In the six months ended June 30, 2015, this excludes the expense of $8.8 million, representing the incremental liability recognized upon re-measurement of the guarantee obligation.

In connection with the sale of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to charter back the vessel until June 30, 2015. Accordingly, we recognized charterhire costs of $nil and $12.8 million for the six months ended June 30, 2016 and 2015, respectively.

In addition, in exchange for entering into the charter back arrangement we agreed with Golar Partners that should we achieve a favorable renegotiation and extension of the charter with the charterer, which increased the value of the charter sold along with the vessel, Golar Partners would pay additional consideration to us equivalent to any increase in value.  No charter renegotiation took place and no additional consideration was due or paid.

d)
Gain on disposals - In January 2015, we completed the disposal of our interests in the companies that own and operate the FSRU, the Golar Eskimo, which resulted in a provisional gain on disposal of $103.5 million (subsequently finalized in December 2015 as $102.4 million). The purchase consideration was $390.0 million for the vessel and charter, less the assumed bank debt of $162.8 million. In addition, we provided Golar Partners with a loan facility for an amount of $220.0 million to part fund their purchase. The loan was non-amortizing with a final balloon payment due in December 2016, contained a repayment incentive fee of up to 1.0% of the loan amount and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan was fully repaid by the end of 2015.

e)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us. In January 2016, we received funding from Golar Partners in the amount of $30 million for a fixed period of 60 days. Golar Partners charged interest on this balance at a rate of LIBOR plus 5.0%.

f)
Golar Eskimo vendor loan - As discussed further in (d) above, we granted Golar Partners a loan facility for an amount of $220.0 million to part fund their purchase of the Golar Eskimo in January 2015. The loan was fully repaid by the end of 2015.

g)
Deposit - In February 2016, we entered into a purchase agreement for the sale of our equity interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra to Golar Partners for the purchase price of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments (“Golar Tundra Sale”). The Golar Tundra is subject to a time charter (“Golar Tundra Time Charter”) with West Africa Gas Limited (“WAGL”), a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. In February 2016, we received a $30 million deposit from Golar Partners towards the purchase price. On May 23, 2016, the sale was completed and Golar Partners settled in cash the outstanding $77.3 million due to Golar.

In connection with the closing of the Golar Tundra Sale, we also entered into an agreement with Golar Partners pursuant to which we will pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Golar Tundra Sale until the date that the vessel commences operations under the Golar Tundra Time Charter with WAGL. In return, Golar Partners will remit to us any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, the Partnership shall have the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price.

Until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including Golar Partners' right to require that the Company repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), the Company will continue to consolidate Tundra Corp. Accordingly, for the six months ended June 30, 2016, we recognized $0.3 million interest expense with respect to the Golar Tundra arrangement.

h)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

b) Net income (expenses) from (due to) other related parties (excluding Golar Partners):

	Six months ended June 30,
(in thousands of $)	2016	2015
Golar Wilhelmsen (a)	—	(3,123)
Magni Partners (d)	(1,092)	—
Cool Pool (c)	14,364	—
	13,272	(3,123)

Receivables from (payables to) related parties (excluding Golar Partners):

(in thousands of $)	June 30, 2016	December 31, 2015
Genpower (b)	3,000	—
Cool Pool (c)	5,272	2,000
Magni Partners (d)	(74)	—
	8,198	2,000

a)
As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held 100% ownership interest in Golar Wilhelmsen, thus making it a controlled and fully consolidated subsidiary from that date. Previous to that we held a 60% ownership interest in Golar Wilhelmsen, which we accounted for using the equity method. Golar Wilhelmsen recharges management fees in relation to the provision of technical and ship management services. Accordingly, from September 4, 2015, these management fees are eliminated on consolidation.

b)
In July 2015, Golar, through a newly formed subsidiary, LNG Power, and Genpower Particapações SA (“Genpower”) entered into a strategic investment agreement which provided the framework for co-operation between Genpower and Golar to develop LNG power projects in Brazil through the formation of a joint venture commencing with the TPP Porto de Sergipe I Project (“Sergipe I”). The execution of the project has already been awarded by the Brazilian authorities to Genpower. During the first quarter of 2016 the joint venture entity was formed. In connection with the strategic investment agreement, in September 2015, we entered into an unsecured interest free loan facility with Genpower whereby we agreed to provide a loan facility of up to $5 million for use in settlement of pre agreed costs relating to the project. As of June 30, 2016, $3 million had been advanced and remained outstanding from Genpower under the terms of the loan facility. The full amount has been included under assets held for sale (see note 4).

c)
Trade accounts receivable includes amounts due from the Cool Pool arising from our collaborative arrangement, which commenced in October 2015, amounting to $5.3 million as of June 30, 2016 (December 31, 2015: $2.0 million). In addition, the consolidated statements of income include revenue and voyage expenses for the six months ended June 30, 2016 from the collaborative arrangement amounting to $5.9 million and $2.8 million, respectively.

d)
Tor Olav Trøim is the founder of, and partner in, Magni Partners Limited, a privately held UK company, and is the ultimate beneficial owner of the company. Pursuant to a management agreement between Magni Partners Limited and a Golar subsidiary, for the six months ended June 30, 2016, Golar was recharged $0.7 million for advisory services from a partner and director of Magni Partners Limited, other than Mr Trøim.  In addition, Golar was recharged $0.1 million for travel relating to certain board members and $0.3 million for other travel and out of pocket expenses. All charges have been recharged to Golar at cost.

17.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	As of June 30, 2016	As of December 31, 2015
Book value of vessels secured against long-term loans (1)(2)	2,522,446	2,543,012

(1) This includes the Golar Celsius, Golar Penguin and Golar Tundra which are classified as held-for-sale (see note 4).
(2) This excludes the Hilli which is classified as "asset under development". The Hilli is secured against the GoFLNG Hilli facility. Refer to note 10.

We have secured 13.0 million of our holdings in the common units of Golar Partners against our convertible bonds which are due to mature in March 2017.

UK tax lease benefits

As described under note 33 in our audited consolidated financial statements filed with our Annual Report on form 20-F/A for the year ended December 31, 2015, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at June 30, 2016, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £100 million British Pounds.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

18.    SUBSEQUENT EVENTS

In June 2016, we entered into certain agreements forming a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). The joint venture company, Golar Power Limited ("Golar Power"), offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

The transaction closed in July 2016. At closing, Stonepeak acquired from us its 50% interest in Golar Power’s ordinary shares for $116 million and subscribed to $100 million of Golar Power’s preference shares. Golar Power’s initial asset base includes the $100 million invested by Stonepeak in connection with its purchase of preference shares, a 25% interest in Centrals Electricas de Sergipe S.A. ("CELSE"), a Brazilian corporation, which was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515.6 megawatts located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil, or the Sergipe project, FSRU newbuilding that is currently being constructed at Samsung shipyard, and our former subsidiaries that own two modern 160,000 cbm trifuel LNG carriers, the Golar Penguin and the Golar Celsius, suited for conversion to FSRUs.

In October 2016, Golar Power approved taking a Final Investment Decision, or FID, on the Sergipe project thereby enabling CELSE to enter into a lump-sum turn key EPC agreement with General Electric to build, maintain and operate the above described power plant in Brazil. In addition, Golar Power has also recently increased its ownership in the Sergipe project from 25% to 50% by acquiring additional interests in CELSE.

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. OneLNG will be the exclusive vehicle for all projects that involve the conversion of natural gas to LNG which require both Schlumberger Production Management services and Golar's FLNG expertise. In accordance with the joint venture and shareholders agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG.

OneLNG was established with $20 million in working capital that was contributed in proportion to each shareholder's ownership. Both parties have agreed that once OneLNG reaches Final Investment Decision on its first project, both parties will be required to contribute a further $250 million each in new equity. Subsequently, the parties will, on a project-by-project basis, discuss additional debt capital as required. This future financing will take into account Golar's FLNG intellectual property through an equitable contribution mechanism to be agreed between the parties.

Both Golar and Schlumberger have agreed that any new FLNG business development will be initiated by OneLNG. If the Board of OneLNG chooses not to proceed with an identified project, Golar or Schlumberger are free to pursue the project independently.

On September 27, 2016 and October 21, 2016 we drew down an additional $50 million on each of the respective dates in connection with the GoFLNG Hilli facility entered into in September 2015. To date we have drawn down $250 million under this facility.

In August 2016, we declared a dividend of $0.05 per share in respect of the quarter ended June 30, 2016 to holders of record on September 14, 2016, which was paid in October 3, 2016.

On October 14, 2016, we entered into an agreement with Golar Partners to exchange all of the existing incentive distribution rights ("Old IDRs") for the issuance of (i) a new class of incentive distributions rights ("New IDRs"), an aggregate of 2,994,364 common units and 61,109 general partner units on the closing date of the exchange and; (ii) an aggregate of up to 748,592 additional common units and up to 15,278 general partner units ("Earn-Out Units"). The Earn-Out Units represent an aggregate of 20% of the total units to be issued in connection with the transaction. The number of Earn-Out Units that will be issued is dependent on the contributions made by Golar Partners for the quarters ending December 31, 2016 through to September 30, 2018. The new IDRs provide for distribution "splits" between the IDR holders and the holders of common units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels before distributions are payable with respect to the New IDRs, including an increase of the minimum quarterly distributions from $0.3850 to $0.5775 per common unit, effective with respect to the distribution for the quarter ended December 31, 2016.

Fortuna Project

In November 2016 OneLNGSM and Ophir Holdings & Ventures Ltd., or Ophir, signed a shareholders agreement to establish a joint operating company, or JOC, to develop a 2.6 trillion cubic feet gas concession offshore Equatorial Guinea. Subject to Final Investment Decision ("FID") the JOC, 66.2% owned by OneLNG and 33.8% by Ophir, is expected to own Ophir’s share of Equatorial Guinea’s Block R license, equivalent to approximately 2.2-2.5 million tons per annum of LNG over 15-20 years, and the FLNG vessel Gandria. As well as owning these assets the JOC will facilitate the financing, construction, development and operation of both the upstream and midstream components of this integrated project which is expected to cost $2 billion to reach first gas. A FID, expected within the first half of 2017, is subject to agreement of final terms and execution of documentation for around $1.2 billion of project debt financing, approval by the shareholders of Ophir Energy plc and approval by the government of Equatorial Guinea. Subject to FID, first gas is expected to be produced from the gas concession during the first half of 2020.

19.    RESTATEMENT

Restatement of comparative period for the six months ended June 30, 2015

As further described in note 35 to the consolidated financial statements in our recently filed annual report on form 20-F/A for the year ended December 31, 2015, as filed on November 10, 2016, we restated our consolidated financial statements to account for the various investments in Golar Partners since the deconsolidation date of December 13, 2012, as equity accounted for investments. The change in accounting for our investment in Golar Partners does not affect the market value of our investment, our cash flows, our covenant compliance or our liquidity. Accordingly, the comparative for the six month period ended June 30, 2015, has also been restated within these interim financial statements.
These interim financial statements should be read in conjunction with the company's restated audited financial statements for the year ended December 31, 2015 included in the Form 20-F/A.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $ except per share amounts)	Six months ended June 30,
	2015	Adjustment	2015
			Restated
Time and voyage charter revenues	45,757	—	45,757
Vessel and other management fee	6,545	—	6,545
Operating revenues	52,302	—	52,302

Vessel operating expenses	29,338	—	29,338
Voyage and charterhire expenses	45,131	—	45,131
Administrative expenses	16,166	—	16,166
Depreciation and amortization	35,815	—	35,815
Total operating expenses	126,450	—	126,450

Gain on disposals to Golar Partners	103,790	(250)	103,540
Impairment of vessel held-for-sale	(1,032)	—	(1,032)
Loss on disposal of vessel held-for-sale	(5,824)	—	(5,824)
Operating (loss) income	22,786	(250)	22,536

Other non-operating income (expense)
Dividend income	7,495	(7,495)	—
Loss on sale of available-for-sale securities	(3,011)	3,011	—
Total other non-operating income	4,484	(4,484)	—

Financial income (expenses)
Interest income	3,910	—	3,910
Interest expense	(34,669)	—	(34,669)
Other financial items, net	18,851	—	18,851
Net financial expenses	(11,908)	—	(11,908)

(Loss) income before taxes and equity in net earnings of affiliates	15,362	(4,734)	10,628
Income taxes	1,803	—	1,803
Equity in net (losses) earnings of affiliates	7,225	32,946	40,171

Net (loss) income	24,390	28,212	52,602
Net income attributable to non-controlling interests	(5,035)	—	(5,035)
Net (loss) income attributable to Golar LNG Ltd	19,355	28,212	47,567
Basic and diluted (loss) earnings per share ($)	0.22	—	0.51

Cash dividends declared and paid per share ($)	$0.90	$—	$0.90

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,
(in thousands of $)	2015	Adjustment	2015
			Restated

Net (loss) income	24,390	28,212	52,602

Other comprehensive loss:
Net loss on qualifying cash flow hedging instruments	(35)	(962)	(997)
Net gain (loss) on investment in available-for-sale securities	(24,383)	24,383	—
Other comprehensive income (loss) (note 14)	(24,418)	23,421	(997)
Comprehensive loss	(28)	51,633	51,605

Comprehensive loss attributable to:

Stockholders of Golar LNG Limited	(5,063)	51,633	46,570
Non-controlling interests	5,035	—	5,035
	(28)	51,633	51,605

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Six months ended June 30,
	2015	Adjustment	2015
(in thousands of $)			Restated

OPERATING ACTIVITIES
Net (loss) income	24,390	28,212	52,602
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	35,815	—	35,815
Amortization of deferred tax benefits on intra-group transfers	(1,744)	—	(1,744)
Amortization of deferred charges and guarantees	(2,427)	—	(2,427)
Gain on disposals to Golar Partners	(103,790)	250	(103,540)
Equity in net loss (earnings) of affiliates	(7,225)	(32,946)	(40,171)
Dividend income from available-for-sale securities and cost investments recognized in operating income	(7,495)	7,495	—
Dividends received	25,678	—	25,678
Drydocking expenditure	(10,405)	—	(10,405)
Compensation cost related to stock options	3,500	—	3,500
Loss on disposal of available-for-sale securities	3,011	(3,011)	—
Loss on sale of vessel	5,824	—	5,824
Impairment of vessel held-for-sale	1,032	—	1,032
Net foreign exchange loss	1,601	—	1,601
Change in assets and liabilities, net of effects from the sale of the Golar Eskimo:
Trade accounts receivable	(3,611)	—	(3,611)
Inventories	(421)	—	(421)
Prepaid expenses, accrued income and other assets	(26,463)	—	(26,463)
Amounts due from/to related companies	(3,545)	—	(3,545)
Trade accounts payable	627	—	627
Accrued expenses and deferred income	11,735	—	11,735
Other liabilities	(22,267)	—	(22,267)
Net cash used in operating activities	(76,180)	—	(76,180)

GOLAR LNG LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Six months ended June 30,
	2015	Adjustment	2015
(in thousands of $)			Restated

INVESTING ACTIVITIES
Additions to vessels and equipment	(727)	—	(727)
Additions to newbuildings	(392,423)	—	(392,423)
Additions to assets under development	(64,499)	—	(64,499)
Acquisition of LNG Abuja	(20,000)	—	(20,000)
Repayment of short-term loan granted to third party	400	—	400
Repayment of short-term loan granted to Golar Partners	20,000	—	20,000
Proceeds from disposal of business to Golar Partners, net of cash disposed (including repayments on related vendor financing loans granted)	126,872	—	126,872
Proceeds from disposal of investment in available-for-sale securities	207,428	—	207,428
Restricted cash and short-term receivables	39,064	—	39,064
Net cash used in investing activities	(83,885)	—	(83,885)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt (including related parties)	557,065	—	557,065
Repayments of short-term and long-term debt (including related parties)	(121,716)	—	(121,716)
Financing costs paid	(10,997)	—	(10,997)
Cash dividends paid	(80,892)	—	(80,892)
Proceeds from exercise of share options	23	—	23
Net cash provided by financing activities	343,483	—	343,483
Net (decrease) increase in cash and cash equivalents	183,418	—	183,418
Cash and cash equivalents at beginning of period	191,410	—	191,410
Cash and cash equivalents at end of period	374,828	—	374,828

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income			Accumulated Retained Earnings			Total before Non- controlling Interest (Restated)	Non-controlling Interest	Total Equity (Restated)
					2015	Adjustment	Restated	2015	Adjustment	Restated
Balance at December 31, 2014	93,415	—	1,307,087	200,000	5,171	(11,750)	(6,579)	675,179	(33,334)	641,845	2,235,768	1,655	2,237,423

Net income (1)(2)	—	—	—	—	—	—	—	19,355	28,212	47,567	47,567	5,035	52,602
Dividends	—	—	—	—	—	—	—	(80,892)	—	(80,892)	(80,892)	—	(80,892)
Exercise of share options	8	—	15	—	—	—	—	—	—	—	23	—	23
Grant of share options	—	—	3,231	—	—	—	—	—	—	—	3,231	—	3,231
Forfeiture of share options	—	—	(188)	—	—	—	—	—	—	—	(188)	—	(188)
Cancellation of share options	—	—	787	—	—	—	—	—	—	—	787	—	787
Other comprehensive loss (2)	—	—	—	—	(24,418)	23,421	(997)	—	—	—	(997)	—	(997)

Balance at June 30, 2015	93,423	—	1,310,932	200,000	(19,247)	11,671	(7,576)	613,642	(5,122)	608,520	2,205,299	6,690	2,211,989